FEE WAIVER AGREEMENT

FEE WAIVER AGREEMENT (the “Agreement”) dated as of October 1, 2016 by and between AMG FUNDS IV, formerly Aston Funds (the “Trust”), on behalf of the series of the Trust set forth in Schedule A (each, a “Fund”), and AMG FUNDS LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Trust is a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Trust;

WHEREAS, the Trust and the Adviser have entered into an Amended and Restated Administration Agreement effective as of the date hereof (the “Administration Agreement”);

WHEREAS, in connection with certain changes to the fee and expense structures of the Funds effective as of the date hereof, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Funds for the Adviser to waive a portion of the fee payable by certain Fund under the Administration Agreement;

NOW THEREFORE, the parties hereto agree as follows:

1.	FEE WAIVERS.

1.1 Administration Fee Waiver. For each Fund set forth on Schedule A, the Adviser will waive a portion of the payable under the Administration Agreement with respect to each Fund in the amount set forth on Schedule A, which amount is expressed as an annual rate of the average daily net assets of the Fund.

1.2 Duration of Waivers. The waivers set forth in Sections 1.1 will remain in effect for the period set forth in Schedule A.

2.	TERM AND TERMINATION OF AGREEMENT.

This Agreement will have an initial term as set forth in Schedule A. This Agreement may continue in effect thereafter for subsequent one-year periods upon written agreement between the Adviser and the Trust on behalf of a Fund. This Agreement will automatically terminate with respect to a Fund upon the termination of the Administration Agreement with respect to that Fund. The obligations of the Adviser under Section 1 will survive the termination of this Agreement solely as to fees waived prior to the date of such termination.

3.	MISCELLANEOUS.

3.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2 Interpretation. Nothing contained herein will be deemed to require the Trust or a Fund to take any action contrary to the Trust’s Trust Instrument or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

3.3 Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the fee payable under the Administration Agreement and the computations of net asset values, having a counterpart in or otherwise derived from the terms and provisions of the Administration Agreement or the 1940 Act, will have the same meaning as and be resolved by reference to the Administration Agreement or the 1940 Act.

3.4 Amendments. This Agreement may be amended only by a written instrument signed by each of the parties hereto.

3.5 Limitation of Liability. This Agreement is executed by or on behalf of the Trust, and the Adviser is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Trust Instrument and agrees that the obligations assumed by the Trust pursuant to this Agreement will be limited in all cases to the Trust and its assets, and the Adviser will not seek satisfaction of any such obligations from the trustees, officers or shareholders of the Trust.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first above written.

AMG FUNDS IV, on behalf of the Funds set forth in Schedule A

By:	/s/ Donald S. Rumery
Name:	Donald S. Rumery
Title:	Treasurer/CFO
AMG FUNDS LLC

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Operating Officer

SCHEDULE A

Fund	Current Term	Waiver Amount (Annualized)
AMG Managers DoubleLine Core Plus Bond Fund	October 1, 2018	0.0052%
AMG Managers Fairpointe Mid Cap Fund	October 1, 2018	0.0065%
AMG Managers Montag & Caldwell Growth Fund	October 1, 2018	0.0061%
AMG Managers Pictet International Fund	October 1, 2018	0.0055%
AMG River Road Dividend All Cap Value Fund	October 1, 2018	0.0053%
AMG River Road Small Cap Value Fund	October 1, 2018	0.0022%